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March 14, 2014

Via EDGAR

Mr. Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	You On Demand Holdings, Inc.
Registration Statement on Form S-3
Filed February 6, 2014
File No. 333-193786

Dear Mr. Spirgel:

On behalf of our client, You On Demand Holdings, Inc., a Nevada corporation (the “Company”), we hereby provide responses to comments (the “Comments) of the staff of the U.S. Securities and Exchange Commission (the “Staff”) issued in a letter dated February 27, 2014 (the “Staff’s Letter”) regarding the Company’s above-referenced Registration Statement on Form S-3 (the “Registration Statement”), as filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 6, 2014. Following this submission, we will file on the EDGAR system a complete copy of Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) reflecting the responses of the Company below.

In order to facilitate your review, we have responded, on behalf of the Company, to each of the Comments set forth in the Staff’s Letter, on a point by point basis. The Comments are set forth below in bold font and our response follows each respective Comment. In our response, page number references are to the Registration Statement. Terms used but not defined herein have the respective meanings assigned thereto in the Registration Statement.

General

1.

We note that you are registering for resale up to 16,181,479 shares of common stock and that your chief executive officer, an entity affiliated with your executive chairman and certain of your other officers are among the selling stockholders. Given the amount of shares being offered and the nature of the selling stockholders, it appears that this may be an indirect primary offering by the company and that the selling stockholders may actually be underwriters selling on behalf of the company. Please provide us with a detailed legal analysis as to why the offering by the selling stockholders should properly be regarded as a secondary offering. Refer to Securities Act Rules Compliance and Disclosure Interpretation 612.09.

Response to Comment No. 1

The Company acknowledges the Staff's comment, but for the reasons set forth below respectfully submits that the proposed offering of shares of the Company's common stock by the Selling Stockholders (as defined below) as contemplated by the Registration Statement is properly regarded as a secondary offering.

In an effort to assist registrants in determining whether an offering by selling stockholders may be characterized as a secondary offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i), the Staff issued Interpretation 612.09 in its Securities Act Compliance and Disclosure Interpretations (“C&DI 612.09”) . C&DI 612.09 provides that “[t]he question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives proceeds” and that consideration be given to the following factors:

  how long the selling stockholders have held the shares;

  the circumstances under which the selling stockholders have received the shares;

  the relationship of the selling stockholders to the issuer;

  the number of shares being sold;

  whether the selling stockholders are in the business of underwriting securities; and

  whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

For the reasons set forth below, the Company respectfully submits that the registration and offering from time to time (the “Offering”) of up to 16,181,479 shares (the “Shares”) of common stock of the Company by the selling stockholders set forth in the Registration Statement, including by the Company’s Chairman (and former Chief Executive Officer) and an entity affiliated with our Executive Chairman (no other directors or officers are among the selling stockholders) is not, and should not be considered, a primary offering of the Shares to the public and that the selling stockholders are not, and should not be considered to be, acting as an underwriter within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”). We respectfully submit that the Offering should be considered a secondary offering under Rule 415(a)(1)(i) of the Securities Act and that no additional disclosure be required.

How Long the Selling stockholders Have Held the Shares

All of the Shares being registered for resale under the Registration Statement were issued and sold pursuant to a purchase agreement in which each Selling Stockholder made specific representations to the Company that such Selling Stockholder was acquiring the securities, including the Series E Shares, convertible into the Shares in the ordinary course of business for such Selling Stockholder's own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof. There is no evidence to suggest that those representations are false. The fact that the Shares are now being registered for resale is not evidence that the Selling Stockholders desire to effect an immediate distribution.

Each selling stockholder has borne for a considerable time and continues to bear the full economic and market risk of its investment in the Company for the period prior to the date that the Registration Statement is ultimately declared effective and the shares sold thereunder (or under any applicable exemption from registration) until the Registration Statement is declared effective, which may not be for a considerable period of time. Each of the selling stockholders has already purchased and fully paid for or otherwise given valuable consideration for the shares of common stock that the selling stockholders are proposing to resell. As a result, each of the selling stockholders has been subject to not only market risk, but also the risk that the registration statement would not be declared effective promptly or for a significant period of time. In the case of Mr. McMahon, our Chairman, it has been for years as (i) the Series A Stock which Mr. McMahon recently exchanged for 933,333 shares of Series E Preferred Stock (and which common stock underlying such Series E Preferred Stock is being registered in the Registration Statement) was originally purchased by Mr. McMahon in August of 2010 and (ii) Mr. McMahon purchased the Promissory Note (for which shares of common stock underlying the conversion of such Note are being registered in the Registration Statement) in May of 2012. In the case of C Media, an entity affiliated with Xuesong Song, our Executive Chairman, made its initial investment decision 8 months ago in July 2013 when it purchased Series D Preferred Stock and the last closing of its Series E Investment was made 6 weeks ago. In addition, due to the need to file updated financial statements the Registration Statement cannot be declared effective for approximately an additional month from the date hereof. The Company believes the purchase of the securities convertible into the Shares is inconsistent with the notion that such investors are acquiring such securities with a view towards, or for resale in connection with, the public sale or distribution thereof, but rather consistent with a further long-term investment in the Company.

The Circumstances Under Which the Selling Stockholders Received Their Shares

The Selling Stockholders acquired securities in a private placement transaction pursuant to an exemption from registration under Section 4(2) of the Securities Act and/or Rule 506 of Regulation D promulgated under the Securities Act and, as noted above, have been at market risk for the Shares since their acquisition of the securities convertible into the Shares at least as long ago as January 31, 2014 and in some cases since August 2010. As noted above, each Selling Stockholder made specific representations to the Company that such Selling Stockholder is acquiring the securities convertible into the Shares in the ordinary course of business for such Selling Stockholder's own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered under the Securities Act or under an exemption from such registration and in compliance with applicable federal and state securities laws, and such Selling Stockholder does not have a present arrangement to effect any distribution of the securities purchased from the Company which are convertible into the Shares to or through any person or entity. The Company is not aware of any evidence that would indicate that these specific representations were false or of any evidence that any Selling Stockholder has any plan to act in concert to effect a distribution of its securities or the Underlying Shares. Furthermore, the Company is not aware of any evidence that a distribution would occur if the Registration Statement is declared effective. Under the Commission's rules, a "distribution" requires special selling efforts. Rule 100(b) of Regulation M defines a "distribution" as "an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods." There is nothing to suggest that any special selling efforts or selling methods by or on behalf of the Selling Stockholders have or would take place if the Registration Statement is declared effective. The Company also is not aware of any facts to suggest that the Selling Stockholders have taken any actions to condition or prime the market for the potential resale of the Shares. To do so would result in a breach of the respective representations made by the Selling Stockholders to the Company.

None of the Selling Stockholders is acting on the Company's behalf with respect to the Shares being registered for resale under the Registration Statement, and the Company has no contractual relationship with the Selling Stockholders that would control the timing, nature and amount of resales of the Shares or whether such Shares are even resold at all under the Registration Statement. In addition, as set forth in the Registration Statement, the Company will not receive any proceeds from the sale of Shares under the Registration Statement. Instead the Selling Stockholders will receive all proceeds received from resale of the Shares.

The Selling Stockholders' Relationship to the Company.

The Company does not have an underwriting relationship with any of the selling stockholders, including Mr. Shane McMahon and C Media. As discussed above, each selling stockholder acquired the securities convertible into the Shares in a negotiated transaction for the fair market value on the date of issuance and represented to the Company that it was acquiring the such shares for its own account and not with a view towards distribution, and that it did not have any agreement or understanding, directly or indirectly, with any person to distribute the Shares.

None of the selling stockholders had a prior relationship with the Company before the consummation of each selling stockholders initial investment in the securities of the Company which are now convertible into the Shares. C Media does have the right to nominate designees to the Company’s Board of Directors, subject to certain conditions. Of the seven directors on the Company’s Board of Directors as of the date of this letter, only three are appointees of C Media (two directors are independent) and two are the appointees of Shane McMahon (one director is independent). None of the remaining Selling Stockholders have any representation on the Board of Directors of the Company. Series E Preferred Stockholders do not have any special contractual rights as a stockholder of the Company other than under the Company’s organizational documents, including its Series E Certificate of Designation.

The registration rights granted to the selling stockholders are traditional registration rights and are not indicative of any present intention of the selling stockholders to sell or distribute the Shares, much less sell or distribute the Shares on behalf of the Company. The decision to exercise these registration rights now and request that the Shares be registered with the SEC was made solely by the selling stockholders and not the Company. From the point of view of the Company, filing the Registration Statement entails incremental legal, accounting and printing costs and filing fees with no offsetting monetary benefits to the Company. Absent the selling stockholders’ contractual registration rights, the Company would not be filing the Registration Statement, and the Company will not receive any proceeds from any subsequent sale of the Shares. The selling stockholders negotiated the customary registration rights set forth for a variety of business reasons, and, in any case, the registration rights were not granted by the Company for the purpose of conducting an indirect primary offering.

Moreover, the Staff has noted in its Securities Act Compliance and Disclosure Interpretation 116.15 (“C&DI 116.15”) that “affiliates of issuers are not necessarily treated as being the alter egos of the issuers. Under appropriate circumstances, affiliates may make offerings that are deemed to be genuine secondaries.” As such, the Company believes that the Offering is indeed a genuine secondary offering.

The Amount of Shares Involved

The Company acknowledges the large amount of shares of common stock involved; however, the Company does not believe that the amount of shares being registered alone warrants re-characterizing a valid secondary offering as a primary offering. Pursuant to C&DI 612.09, the amount of shares being offered is only one of several factors to be considered in evaluating whether, under all the circumstances, a purported secondary offering is instead an indirect primary offering. Furthermore, the Staff’s own interpretations support the Company’s position. For example, Securities Act Compliance and Disclosure Interpretation 612.12 (“C&DI 612.12”) describes a scenario in which a holder of more than 70% of the outstanding stock is able to effect a valid secondary offering. The interpretation states, in relevant part:

“A controlling person of an issuer owns a 73% block. That person will sell the block in a registered “at-the-market” equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

Additionally, Securities Act Compliance and Disclosure Interpretation 216.14 (“C&DI 216.14”), regarding the use of Form S-3 to effect a secondary offering, also provides:

“Secondary sales by affiliates may be made under General Instruction I.B.3 to Form S-3, even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts and circumstances indicate that the affiliate is acting as an underwriter by or on behalf of the issuer.”

The Company believes that these interpretive provisions make clear that a holder of in excess of 50% of the public float of a company’s common stock can effect a valid secondary offering of its shares unless other facts, beyond the mere level of ownership, indicate that the selling stockholder is acting as a conduit of the issuer.

Moreover, there is no evidence that a distribution would occur if the Registration Statement is declared effective. The Company has been informed that none of the selling stockholders have any agreements or understandings with any person with respect to the distribution of the Shares. We note that under Rule 100(b) of Regulation M, a “distribution” is defined to require special selling efforts:

“[A]n offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and special selling methods.” (emphasis added)

Accordingly, the Company has not been advised, and is not otherwise aware, of any special selling efforts or selling methods that have been or will take place in connection with the filing of the Registration Statement. Nor is there any evidence that any selling stockholders has conducted any road shows or taken any other actions to condition or “prime” the market for their shares. The mere size of a potential offering does not make a proposed sale a “distribution,” and the Company believes that the other factors discussed in this letter, such as each selling stockholder’s represented investment intent, support the characterization of the offering as secondary in nature.

Whether the Selling stockholders are in the Business of Underwriting Securities

Neither Mr. Shane McMahon, our Chairman, nor C Media, an entity affiliated with our Executive Chairman, Xueong Song, are in the business of underwriting securities and neither is a registered broker dealer. According to representations of Mr. McMahon, C Media and all of the Selling stockholders, that the Company relied upon in the course of the investments made by the Selling stockholders, each acquired the shares for investment purposes and not with a view of distribution. The Company has no basis to believe these representations are not true.

The Company has been advised that 5 Selling Stockholders are affiliates of a broker-dealer, and none of the Selling Stockholders are broker-dealers. To the Company's knowledge, none of the Selling Stockholders are in the business of underwriting securities.

The Selling Stockholders who indicated that they are an affiliate of a broker-dealer hold a combined 170,286 of the shares that are covered in the Registration Statement, representing only 1.1% of the total number of shares being registered for resale. As noted above, each Selling Stockholder made specific representations to the Company that such Selling Stockholder was acquiring the securities convertible into the Shares in the ordinary course of business for such Selling Stockholder's own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof. There is no evidence to suggest that those representations are false. Accordingly, the Selling Stockholders who indicated that they are an affiliate of a broker-dealer purchased such securities in their individual capacities, and not in any capacity as an affiliate of a broker-dealer.

Section 2(a)(11) of the Securities Act defines the term "underwriter" as any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking. Each Selling Stockholder has represented that such Selling Stockholder has purchased the securities convertible into the Shares in the ordinary course for such Selling Stockholder's own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered under the Securities Act or under an exemption from such registration and in compliance with applicable federal and state securities laws, and they do not have a present arrangement to effect any distribution of the shares registered in the Registration Statement to or through any person or entity. Further, the actual issuance of the Shares is not conditioned on the prior effectiveness of the Registration Statement nor otherwise on the Selling Stockholders' respective ability to resell any of such Shares. Accordingly, the Company believes that none of the characteristics commonly associated with acting as an underwriter are present.

In addition, there is no evidence that a distribution would occur if the Registration Statement were declared effective. Under Rule 100(b) of Regulation M, a “distribution” requires special selling efforts. Accordingly, special selling efforts and selling methods must be employed before an offering can constitute a distribution. In this case, there is no evidence that any special selling efforts or selling methods have or would be employed if all of the shares covered by the Registration Statement were registered.

Based on the above, the Company respectfully submits that, regardless of whether any selling stockholder is a broker-dealer or is affiliated with a broker-dealer, there is no evidence that such selling stockholders acquired the Shares with a view for distribution. The evidence which does exist leads to the opposite conclusion, that is, each selling stockholders’ representation to the Company that they purchased the Shares solely for their own accounts and for investment purposes and not with a view for resale was and remains true and correct.

Whether Under All the Circumstances it Appears that the Selling stockholders are Acting as a Conduit for the Company.

The Company respectfully submits that under all of the circumstances described above, the selling stockholders are not acting as a conduit for the Registrant. In that regard, the Company believes that the Selling Stockholders have made individual investment decisions to purchase the securities convertible into the Shares in arms-length transactions. The Company is not aware of any evidence that would suggest that any of the Selling Stockholders are acting, individually or together, to effect a distribution of the Shares. The Company emphasizes that there was a fundamental business purpose to the transaction in which such securities were issued that has nothing whatsoever to do with an offering of the underlying shares.

Each selling stockholder has borne for a considerable time and continues to bear the full economic and market risk of its investment in the Company for the period prior to the date that the Registration Statement is ultimately declared effective and the shares sold thereunder (or under any applicable exemption from registration) until the Registration Statement is declared effective, which may not be for a considerable period of time. Each of the selling stockholders has already purchased and fully paid for or otherwise given valuable consideration for the shares of common stock that the selling stockholders are proposing to resell. As a result, each of the selling stockholders has been subject to not only market risk, but also the risk that the registration statement would not be declared effective promptly or for a significant period of time. In the case of Mr. McMahon, our Chairman, it has been for years as (i) the Series A Stock which Mr. McMahon recently exchanged for 933,333 shares of Series E Preferred Stock (and which common stock underlying such Series E Preferred Stock is being registered in the Registration Statement) was originally purchased by Mr. McMahon in August of 2010 and (ii) Mr. McMahon purchased the Promissory Note (for which shares of common stock underlying the conversion of such Note are being registered in the Registration Statement) in May of 2012. In the case of C Media, an entity affiliated with Xuesong Song, our Executive Chairman, made its initial investment decision 8 months ago in July 2013 when it purchased Series D Preferred Stock and the last closing of its Series E Investment was made 6 weeks ago which is the most recent date of investment for any of the selling stockholders. In addition, the Registration Statement cannot be declared effective for at least an additional month.

The Company believes that the following factors weigh in favor of the conclusion that the offering by the selling stockholders should properly be regarded as a secondary offering:

  The Shares to be registered pursuant to the Registration Statement were issued in connection with the bona fide decision of the selling stockholders to engage in a long-term investment in the Company;

  The selling stockholders have borne the risk of investment by holding the shares for a considerable time and continue to bear the full economic and market risk of its investment in the Company for the period prior to the date that the Registration Statement is ultimately declared effective and the shares sold thereunder (or under any applicable exemption from registration) until the Registration Statement is declared effective, which may not be for a considerable period of time. Also, the selling stockholders acquired the shares in a negotiated private placement transaction involving certain representations provided by the selling stockholders as to their investment intent;

  The selling stockholders made their investment in arms-length transactions at fair market value;

  The Company filed the Registration Statement to comply with negotiated registration rights possessed by the selling stockholders and will receive no financial benefit from any future sale of the shares;

  The Staff’s prior position in CD&I 116.15 concludes that affiliates are not automatically deemed to be altar-egos of issuers and may validly engage in secondary offerings;

  Mr. Shane McMahon, C Media and the remaining selling stockholders engaged in these transactions with the Company as a private investment and not the underwriting of securities; and

  The amount of shares involved is only one factor in the facts and circumstances analysis and is not dispositive, especially in light of the Staff’s prior position taken in CD&I 612.12 CD&I 216.14.

Business, page 1

2.	Please provide an organizational chart.

Response to Comment No. 2

In response to the Staff’s comment, the Company will add an organizational chart on p. 1.

Selling Stockholders, page 3

3.	Please disclose the conversion price and ratio for the Series E Preferred Stock.

Response to Comment No. 3

In response to the Staff’s comment, the Company will add disclosure on p. 3 that states that each share of Series E Preferred Stock converts at a ratio of one share of common stock for each share of Series E Preferred Stock, subject to adjustment pursuant to the Company’s Series E Convertible Preferred Stock Certificate of Designation.

4.	Please tell us the aggregate shares of common stock held by non-affiliates prior to this offering.

Response to Comment No. 4

In response to the Staff’s comment, the Company will add a sentence on p. 3 which states that the aggregate number of shares of common stock held by non-affiliates prior to this offering is 11,435,248.

5.	Please revise your selling stockholders table as follows:

  Revise to provide a footnote clarifying that the column “Beneficial Ownership Before the Offering” assumes that each selling stockholder has converted its Series E Preferred Stock into common stock;

  Please revise to disclose the percentage ownership of each selling stockholder prior to the offering assuming that such shareholder has converted its Series E Preferred Stock into common stock;

  Please revise footnote 2 to specify whether this percentage assumes that all of the shares being offered pursuant to this registration statement are issued and outstanding, if not please provide a column that provides the percentage held by each selling stockholder following the offering assuming all shares of Series E Preferred Stock have been converted to common stock; and

  Please revise footnote 3 to disclose the voting rights of the Series A Preferred Stock.

Response to Comment No. 5

In response to the Staff’s comment, the Company will do the following:

  Revise to provide a footnote clarifying that the column “Beneficial Ownership Before the Offering” assumes that each selling stockholder has converted its Series E Preferred Stock into common stock.

  Revise to include an additional column next to the column “Beneficial Ownership Before the Offering” which will disclose the percentage ownership of each selling stockholder prior to the offering assuming that such shareholder has converted its Series E Preferred Stock into common stock;

  Revise the column “Percentage of Common Stock Owned After Offering” such that it includes the percentage held by each selling stockholder following the offering assuming all shares of Series E Preferred Stock have been converted to common stock.

  Revise Footnote 3 to disclose that the voting rights of the 7,000,000 outstanding shares of Series A Preferred Stock are equal to 9,333,333.3 votes as follows: Each share of Series A Preferred Stock is convertible, at any time at the option of the holder, into shares of Common Stock on a ten-to-one basis (and thereafter adjusted to reflect the Company’s February 9, 2012 1-for-75 reverse stock split). Holders of Series A Preferred Stock vote with the holders of Common Stock on all matters and are entitled to ten (10) votes for each one (1) share of Common Stock that is issuable upon conversion of a share of Series A Preferred Stock (meaning that holders of Series A Preferred Stock are currently entitled to 100 votes per share).

The company has authorized me to acknowledge on its behalf that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning any of the foregoing, please contact me by telephone at (212) 549-0379.

Sincerely,

/s/ William N. Haddad
William N. Haddad